UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
BSQUARE CORPORATION
(Name of Subject Company)
BSQUARE CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)

11776U300
(CUSIP Number of Class of Securities)
Ralph C. Derrickson
President and Chief Executive Officer
PO Box 59478
Renton, WA, 98058
(425) 519-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With a copy to:
Andrew Ledbetter
DLA Piper LLP (US)
701 5th Ave Ste 7000
Seattle, WA 98104
(206) 839-4845
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends Items 3, 4, 5 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bsquare Corporation, a Washington corporation (the “Company” or “BSQR”), with the Securities and Exchange Commission (the “SEC”) on October 24, 2023 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer by Kontron Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly-owned subsidiary of Kontron America, Incorporated, a Delaware corporation (“Kontron” or “Parent”), to purchase all of the outstanding Shares of BSQR for $1.90 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on October 24, 2023. Capitalized terms used in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.
On November 1, 2023, plaintiff Sal Carbone, a purported shareholder of the Company, filed a complaint against the Company and its directors (collectively, the “Defendants”) in the U.S. District Court for the Southern District of New York (the “Carbone Complaint”). The Carbone Complaint challenges statements in the Schedule 14D-9 and asserts claims under §§ 14(e), 14(d) and 20(a) of the Exchange Act. On November 7, 2023, plaintiff William Johnson, a purported shareholder of the Company, filed a putative class complaint against the Company and the Defendants in the King County Superior Court in the State of Washington (the “Johnson Complaint,” together with the Carbone Complaint, the “Complaints”). The Johnson Complaint challenges statements in the Schedule 14D-9 and asserts they give rise to a single claim for breach of fiduciary duty. The Complaints seek fees, costs, and an injunction of the Transaction, but they do not assert a specific monetary demand. The Company has also received several demand letters from purported shareholders challenging various disclosures in the Schedule 14D-9 (the “Letters,” and together with the Complaints, the “Claims”).
The Company believes that the Claims lack merit and that no supplemental disclosure is required or necessary under applicable laws. The Claims allege the Company should disclose additional information regarding a number of highly technical and generally irrelevant matters, such as requesting substantial additional information regarding the DCF methodology used by TeleHill, the Company’s financial advisor. As previously noted in the Schedule 14D-9, a DCF methodology results in the lowest valuation of all methodologies considered, reflecting a negative implied enterprise value primarily because, as the Company has disclosed for several quarters, the Company’s PS business (which has historically generated a substantial majority of its revenue) has been contracting for several years and is expected to continue to do so. Other Claims relate to the liquidation methodology, which by any approach results in a distribution per share far below the Offer Price. And other Claims request disclosure about non-existent facts, such as alleged discussions regarding post-closing employment or standstill provisions that prohibit requesting a waiver. Against the backdrop of a months-long marketing process, the Company believes the Offer Price provides the best value reasonably available to the Company’s shareholders and that the disclosure in the Schedule 14D-9 adequately equips investors to make informed decisions about whether to tender their Shares.
While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of the Claims, and to avoid nuisance, potential expense and delay, the Company has determined to voluntarily amend and supplement the Schedule 14D-9 as described in this Amendment No. 1. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. The Company denies that it has violated any laws or breached any duties to the Company’s shareholders, and it believes that the additional information in this Amendment No. 1 is immaterial.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. This Amendment No. 1 should be read together with the Schedule 14D-9. If additional demands or complaints are filed or submitted, absent new or different allegations that are material, the Company, Parent and/or Merger Sub will not necessarily announce such additional demands or complaints.
The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 1 (except that tables introduced by such text are not bold or underlined for presentational convenience), and deleted text is highlighted with ~~bolded and crossed-out text~~.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section “Future Arrangements” on page 7 in its entirety with the following:
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Kontron or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Kontron or retention awards. The Merger Agreement provides that during the Continuation Period, (i) the base salary or wage rate to be received by each Continuing Employee shall be no less than what the Continuing Employee received immediately prior to the Effective Time and (ii) cash incentive compensation opportunities (excluding equity based compensation and any retention or other special or non-recurring bonus or incentive award) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by the Company immediately prior to the Effective Time or (y) those provided by Kontron or its affiliates to similarly situated employees, and (iii) other compensation and employee benefits (other than equity-based benefits, individual employment agreements and any retention or other special or non-recurring bonus or incentive awards) that are substantially comparable, in the aggregate, to either (x) those provided to such Continuing Employee by the Company immediately prior to the Effective Time or (y) those provided by Kontron or its affiliates to similarly situated employees. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Kontron and/or its affiliates have been established. Any such arrangements with BSQR’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all. Additionally, to the extent requested by Kontron, the Merger Agreement contemplates that the Company shall cause each of the directors and officers to submit a letter of resignation or otherwise be removed effective upon Closing. Following the Closing, we expect Ms. Wynne to continue to provide services to the Company and we do not expect any of the directors to continue to provide any services to the Company (except that Mr. Derrickson may provide transitional support if requested).
At no time during negotiation of the Transaction with Kontron or any other potential bidder were there negotiations regarding continuing roles for or other material relationships with directors or officers.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the seventh paragraph on page 10 under the section “Background of the Transaction” in its entirety with the following:
In parallel with efforts to grow organically, in March 2022, the Board formed an M&A Committee (the “Committee”) composed of Ryan Vardeman, Robert Chamberlain, and Ralph Derrickson. This Committee was formed because the Board recognized the challenges of successfully launching a new product and believed it prudent to consider opportunities for inorganic growth. The formation of the Committee was for administrative convenience and was not prompted by any potential conflict on the Board. The Committee, which has not been disbanded, was not granted the power to approve or disapprove of any transaction and the members of the Committee were not specifically compensated for their role on the Committee. The Board originally tasked the Committee with identifying ~~The Committee began a search for~~ potential investment banks to assist the Committee with the exploration of strategic alternatives and to evaluate the Company’s internal entrepreneurial initiatives. Management presented to two investment banks, who advised the Company not to sell the business at that time, each encouraging the Company to pursue the SquareOne initiative and revisit selling the Company based on the results of those efforts. The BSQR Board opted not to further consider a sale of the Company at that time. Subsequently the Board discussed strategic opportunities it would consider pursuing and directed the Committee to continue to explore potential strategic options and to report back with respect to any such options for consideration by the Board. Throughout the second and third quarters of 2022, the Committee sourced ~~and evaluated~~ a number of options, but none progressed because the counterparty never proposed terms or the Board chose not to proceed.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the twelfth paragraph on page 10 under the section “Background of the Transaction” in its entirety with the following:
On May 4, 2023, an investment bank working with a private entity referred to as “Company A” approached Ryan Vardeman, Chairman of the BSQR Board, about the potential of a reverse take-over (“RTO”) that would allow Company A to go public. On May 10 and 11, 2023, Mr. Vardeman met with Company A’s management, and on May 20, 2023, Company A proposed an RTO transaction. Based on feedback from the Committee, Company A presented a revised proposal on May 23, 2023. The Committee evaluated the revised proposal and presented it to the Board, which determined there were too many uncertainties in the transaction and that investing the Company’s cash in the business of Company A was not in the best interest of the Company’s shareholders.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding a new sixteenth paragraph on page 11 under the section “Background of the Transaction” in its entirety with the following:
The confidentiality agreement with Kontron was substantially similar to the forms of confidentiality agreement (sometimes referred to as a non-disclosure agreement) that the Company entered into with all other potential bidders, including the anonymized companies referenced herein. The “standstill” obligations in all such agreements did not include any “don’t ask, don’t waive” or similar provision that would prohibit a potential acquirer from making any public or private request that the Company waive the standstill obligations. To date, the Company has received no requests to waive any standstill obligation.
Item 4 of Schedule 14D-9 is hereby amended and supplemented by replacing the twenty-sixth paragraph on page 11 under the section “Background of the Transaction” in its entirety with the following:
In early August 2023, following an inbound inquiry, Mr. Vardeman met with “Company C” to discuss a potential strategic transaction. Mr. Vardeman had no previous relationship with Company C.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the thirty-fifth paragraph on page 12 under the section “Background of the Transaction” in its entirety with the following:
On September 1, 2023, Company C presented a non-binding indication of interest. The Board rejected the indication because it would have required equity exposure to shareholders in Company C’s business and it would lower the potential for cash distributions to shareholders. The Board considered, among other factors, that Company C is a microcap company and that Company C’s indication would have required the Company to accept an implied valuation per share that was more than twice Company C’s prevailing trading price per share.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the forty-third paragraph on page 13 under the section “Background of the Transaction” in its entirety with the following:
Also on September 20, 2023, video conferences were held between Mr. Niederhauser and Mr. Derrickson and between Mr. Billek and Ms. Wynne. The parties to these two calls discussed the timeline and process for the Transactions, as well as the potential future role of Mr. Derrickson and Ms. Wynne at the combined company after the Merger, but there was no discussion of post-closing compensation. Though no specific agreements were reached, Mr. Niederhauser conveyed to Mr. Derrickson that Kontron does not currently have a CEO position and Mr. Billek conveyed to Ms. Wynne that her employment would likely continue in some form. No other communications related to post-transaction employment directorships, equity ownership or other material relationships occurred.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table titled “Management Projections” on page 17 under the section titled “Certain Financial Projections” with the full table of management projections and corresponding supplemental disclosure:
Management Projections

(Amounts in Thousands)
	Historical		Forecast
	2021	2022	2023	2024	2025	2026	2027	2028
Revenue
Partner Solutions	$36,516	$33,119	$28,050	$23,843	$20,266	$17,226	$14,642	$12,446
Edge to Cloud	3,851	3,368	2,954	2,914	2,958	2,969	2,980	2,992
Total revenue	40,367	36,487	31,004	26,757	23,224	20,195	17,623	15,438
Cost of revenue
Partner Solutions	31,478	28,263	23,876	20,307	17,271	14,689	12,493	10,625
Edge to Cloud	3,474	2,771	2,148	2,364	2,407	2,446	2,519	2,595
Total cost of revenue	34,952	31,034	26,024	22,670	19,678	17,134	15,012	13,220
Gross profit	5,415	5,453	4,980	4,086	3,546	3,061	2,611	2,218
Operating expenses
Selling, general and administrative	8,003	8,472	6,368	4,618	4,728	4,619	4,628	4,566
Research and development	1,304	1,042	1,191	261	44	—	—	—
Restructuring	—	205	—	—	—	—	—	—
Total operating expenses	9,307	9,719	7,559	4,878	4,772	4,619	4,628	4,566
Loss from operations	(3,892)	(4,266)	(2,579)	(792)	(1,226)	(1,558)	(2,017)	(2,347)
Other income, net	1,650	408	1,579	1,635	1,618	1,600	1,508	1,382
Loss before income taxes	(2,242)	(3,858)	(1,000)	844	392	43	(509)	(966)
Income taxes	—	—	—	295	137	15	—	—
Net (loss) income	$(2,242)	$(3,858)	$(1,000)	$548	$255	$28	$(509)	$(966)
Cash (used in) provided by operations	$(4,366)	$(3,721)	$(1,368)	$404	$(247)	$(623)	$(1,082)	$(1,412)
	Reconciliation of GAAP Net (loss) income to EBITDA (a non GAAP measure)
	2021	2022	2023	2024	2025	2026	2027	2028
GAAP Net (loss) income	$ (2,242)	$(3,858)	$ (1,000)	$548	$255	$28	$(509)	$(966)
Interest and other, net*	(1,650)	(408)	(1,579)	(1,635)	(1,618)	(1,600)	(1,508)	(1,382)
Taxes	—	—	—	295	137	15	—	—
Depreciation and amortization**	533	346	610	596	379	335	335	335
EBITDA***	(3,358)	(3,921)	(1,968)	(196)	(847)	(1,223)	(1,682)	(2,012)
*	In 2021, includes gain on extinguishment of PPP loan.
**	Includes fixed asset depreciation and amortization of leasehold improvements, intangible assets and stock-based compensation
***	Earnings before interest, taxes, depreciation and amortization

	Cash Flow
	2021	2022	2023	2024	2025	2026	2027	2028
Cash (used in) provided by operations				$404	$(247)	$(623)	$(1,082)	$(1,412)
CapEx				(100)	(100)	(100)	(100)	(100)
Unlevered free cash flow (Debt free)				$304	$(347)	$(723)	$(1,182)	$(1,512)
Management’s Projections are consistent with historical declines in revenue and operating losses that the Company has experienced for the last seven years. The Projections show that even with the elimination of substantial operating expense, the Company is likely to experience operating losses for the foreseeable future.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosures after the first paragraph on page 19 under the section “Material Financial Analysis”:
Sale Process. During the course of its engagement, at the request of the Board, TeleHill solicited indications of interest from various third parties regarding a potential transaction with the Company, and TeleHill participated in negotiations with respect to the terms of the Transaction. TeleHill considered the results of such solicitation and negotiation in rendering its Opinion.
As described in detail under “Background of the Transaction,” TeleHill actively solicited interest from 77 parties to acquire all or parts of the Company. The Company also publicly announced that it was working with TeleHill to explore strategic options. Following the announcement TeleHill renewed its solicitation efforts in an attempt to generate further interest in a potential acquisition of the Company. TeleHill reported to the Board that of the 77 parties contacted, only two (2) parties submitted formal indications of interest in an acquisition (Kontron AG and Company C). TeleHill reported that there were several common reasons cited by parties for declining to pursue an acquisition, as follows:
•	The Company’s businesses did not align with current strategic and financial priorities.
•	The PS business was viewed as a low margin commodity business that is contracting.
•	The E2C business was seen as too small, low growth and lacking market validation.
•	The overall size and scale of the business was too small to be material to the acquirer.
•	The financial profile for the Company and its businesses were viewed as unfavorable.
Furthermore, TeleHill’s Opinion took into account that the Merger Agreement would not prohibit the Board from considering additional inbound offers to acquire the Company.
Financial Analysis. One of the numerous elements that the BSQR Board considered in its recommendation to shareholders was the Opinion provided by TeleHill, which included the following financial analyses for which further details are provided below.
•	Valuations of publicly traded companies deemed comparable in certain respects to the Company.
•	Financial terms of selected acquisition transactions involving companies in lines of business deemed comparable in certain respects to the business of the Company.
•	Premiums paid in selected acquisition transactions.
•	A discounted cash flow analysis of certain businesses of the Company on a stand-alone basis.
•	A liquidation analysis of the Company that assumed a winding down of all business operations and the distribution of the Company’s remaining cash assets to shareholders.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosures and supplemental table immediately following the final table titled “Key Statistics for Full Public Comparable Group” on pages 19-20:
In determining the comparable companies, TeleHill referred to studies and conferred with BSQR management to include companies previously identified as comparable in BSQR commentary and filings. TeleHill specifically focused on Information Technology (“IT”) Distributors as well as lines of business. See the tables below for the full universe of comparable public companies and for the select group of most comparable companies chosen.
Full Universe of Comparable Public Companies:
Partner Solutions	Market Value ($)		Net Cash/Debt	3M Average $ Daily Trading Volume (000s)	Revenue LTM	Rev Growth LTM	EV/Rev LTM	EBITDA% LTM
	Equity	Enterprise
TD Synnex Corporation	$9,100	$11,929	($2,828)	$42,121	$59,396	(2.3%)	0.2x	3.0%
Arrow Electronics, Inc.	6,818	10,807	(3,989)	51,484	35,840	(2.6%)	0.3x	5.7%
Advantech Co.	9,151	8,620	531	384,671	2,253	(1.8%)	3.8x	20.2%
Avnet Inc.	4,455	7,468	(3,013)	30,427	26,537	0.7%	0.3x	4.8%
Kontron AG	1,204	1,130	73	1,356	1,295	3.7%	0.9x	4.8%
ScanSource, Inc.	790	1,093	(303)	3,352	3,788	(0.4%)	0.3x	4.4%
Climb Global Solutions, Inc.	190	150	41	1,020	332	4.4%	0.5x	6.2%

Low	$190	$150	($3,989)	$1,020	$332	(2.6%)	0.2x	3.0%
Median	$4,455	$7,468	($303)	$30,427	$3,788	(0.4%)	0.3x	4.8%
Mean	$4,530	$5,885	($1,355)	$73,490	$18,492	0.2%	0.9x	7.0%
High	$9,151	$11,929	$531	$384,671	$59,396	4.4%	3.8x	20.2%
Bsquare	$23	($8)	$32	$34	$31	(11.4%)	NM	(9.8%)
Edge to Cloud	Market Value ($)		Net Cash/Debt	3M Average $ Daily Trading Volume (000s)	Revenue LTM	Rev Growth LTM	EV/Rev LTM	EBITDA% LTM
	Equity	Enterprise
PTC Inc.	$16,822	$18,473	($1,652)	$128,915	$2,058	4.0%	9.0x	28.1%
Super Micro, Inc.	15,788	15,657	131	899,080	7,123	8.4%	2.2x	11.2%
SoftwareONE Holdings AG	3,042	2,739	303	3,929	1,142	2.9%	2.4x	12.7%
Lantronix Inc.	161	179	(18)	527	131	(0.8%)	1.4x	1.3%
Webstep ASA	62	66	(5)	305	90	2.7%	0.7x	7.2%
q.beyond AG	83	55	29	16	200	3.0%	0.3x	(11.5%)
Micropole SA	29	52	(23)	23	144	12.2%	0.4x	4.1%
Seven Principles AG	28	25	3	4	83	(2.4%)	0.3x	2.3%

Low	$28	$25	($1,652)	$4	$83	(2.4%)	0.3x	(11.5%)
Median	$122	$123	($1)	$416	$172	2.9%	1.1x	5.6%
Mean	$4,502	$4,656	($154)	$129,100	$1,372	3.8%	2.1x	6.9%
High	$16,822	$18,473	$303	$899,080	$7,123	12.2%	9.0x	28.1%
Bsquare	$23	($8)	$32	$34	$31	(11.4%)	NM	(9.8%)
*	Note: All USD values in Millions except Trading Volume in Thousands

Select Group of Most Comparable Public Companies:
	Market Value ($)		Net Cash/Debt	3M Average $ Daily Trading Volume (000s)	Revenue LTM	Rev Growth LTM	EV/Rev LTM	EBITDA% LTM
Partner Solutions	Equity	Enterprise
TD Synnex Corporation	$9,100	$11,929	($2,828)	$42,121	$59,396	(2.3%)	0.2x	3.0%
Arrow Electronics, Inc.	6,818	10,807	(3,989)	51,484	35,840	(2.6%)	0.3x	5.7%
Avnet Inc.	4,455	7,468	(3,013)	30,427	26,537	0.7%	0.3x	4.8%
ScanSource, Inc.	790	1,093	(303)	3,352	3,788	(0.4%)	0.3x	4.4%

Low	$790	$1,093	($3,989)	$3,352	$3,788	(2.6%)	0.2x	3.0%
Median	$5,637	$9,137	($2,921)	$36,274	$31,189	(1.3%)	0.3x	4.6%
Mean	$5,291	$7,824	($2,533)	$31,846	$31,390	(1.1%)	0.3x	4.5%
High	$9,100	$11,929	($303)	$51,484	$59,396	0.7%	0.3x	5.7%
Bsquare	$23	($8)	$32	$34	$31	(11.4%)	NM	(9.8%)
	Market Value ($)		Net Cash/Debt	3M Average $ Daily Trading Volume (000s)	Revenue LTM	Rev Growth LTM	EV/Rev LTM	EBITDA% LTM
Edge to Cloud	Equity	Enterprise
Super Micro, Inc.	$15,788	$15,657	$131	$899,080	$7,123	8.4%	2.2x	11.2%
SoftwareONE Holdings AG	3,042	2,739	303	3,929	1,142	2.9%	2.4x	12.7%
q.beyond AG	83	55	29	16	200	3.0%	0.3x	(11.5%)
Micropole SA	29	52	(23)	23	144	12.2%	0.4x	4.1%

Low	$29	$52	($23)	$16	$144	2.9%	0.3x	(11.5%)
Median	$1,563	$1,397	$80	$1,976	$671	5.7%	1.3x	7.6%
Mean	$4,736	$4,626	$110	$225,762	$2,152	6.6%	1.3x	4.1%
High	$15,788	$15,657	$303	$899,080	$7,123	12.2%	2.4x	12.7%
Bsquare	$23	($8)	$32	$34	$31	(11.4%)	NM	(9.8%)

Overall Discounted Median, Weighted							0.22x
Overall Discounted Mean, Weighted							0.22x
*
Overall Discounted and Weighted Median & Mean multiples calculated by applying the weighted average of Partner Solutions (91%) and Edge to Cloud (9%) to the selected companies and applying a 40% discount

**	Note: All USD values in Millions except Trading Volume in Thousands
E/V Rev multiples were discounted by 25% to reflect BSQR’s relatively small market capitalization and lack of trading liquidity versus the selected comparable companies, as evidenced by its extremely thin share trading volume, float and market capitalization versus the comparable companies used in the valuation analysis (see table above). Numerous studies over the past several decades have indicated illiquidity discounts of up to 50% to reflect an asset’s reduced marketability. As a general rule of thumb, the liquidity discounts for both private companies and thinly traded public companies is 20-30%, although recent studies indicate that illiquidity discounts in practice may be much higher.
~~We discounted the multiples an additional~~ TeleHill applied an additional 15% discount in order to reflect its estimate of the minimum amount by which investors would discount BSQR’s value (using this methodology) due to BSQR’s significantly poorer operating performance ~~of BSQR~~ in terms of revenue growth and operating margins when compared to that of ~~versus~~ the selected comparable companies. In other words, TeleHill applied a 40% discount to EV/Rev multiples because of (i) the thinly traded nature of BSQR’s stock and (ii) BSQR’s operating performance relative to the selected companies against which it was being compared.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure on page 20 immediately prior to the section “Discounted Cash Flow Analysis (DCF)”:
Premiums Paid Analysis. Transactions for the Premiums Paid Analysis were selected based on the following criteria:
•	Companies in the technology industry within which BSQR is categorized.
•	Small capitalization companies most similar in size to BSQR ($25 million to $1 billion in market capitalization).
•	Transactions in a recent time period not impacted by the COVID-19 pandemic (January 2022-Present).
TeleHill considered but did not include stock mergers, transactions involving special purpose acquisition companies (SPACs); and other public market transactions with characteristics that TeleHill deemed unsuitable given the specific set of facts around the transactions, such as a captive buyer or seller, transactions with material contingent payments, reverse mergers, or announced transactions that were ultimately not consummated.
Premiums Paid Transactions:
		Announced date	Price Per Share	Share Prices			Implied Premiums
Company	Acquirer			1 Trading Day	5 Trading Days	30 Trading Days	1 Trading Day	5 Trading Days	30 Trading Days
PFSweb	GXO Logistics	9/14/23	$7.50	$5.01	$4.78	$4.70	50%	57%	60%
Cirrcus Networks Holdings	Atturra	9/11/23	$0.04	$0.03	$0.03	$0.03	53%	48%	43%
Schaffner Group	TE Connectivity	8/17/23	$562.33	$320.91	$327.23	$322.72	75%	72%	74%
AmidA Holdings	Raksul	8/10/23	$6.44	$3.18	$3.29	$3.42	102%	96%	88%
Tokyo Nissan Computer	Canon	8/9/23	$12.24	$6.39	$6.05	$5.61	91%	102%	118%
Sequans Communications	Renesas Electronics	8/7/23	$3.03	$2.13	$2.35	$2.24	42%	29%	35%
Sinqia	Evertec	7/20/23	$27.19	$21.90	$21.76	$22.08	24%	25%	23%
Evolis	HID Global	7/19/23	$46.76	$36.82	$35.02	$34.45	27%	34%	36%
Route Mobile	Proximus	7/17/23	$19.59	$19.58	$18.80	$18.12	0%	4%	8%
Kaleyra	Tata Communications	6/28/23	$7.25	$4.80	$3.96	$2.18	51%	83%	233%
ESI Group	Keysight Technologies	6/28/23	$165.66	$112.37	$117.93	$97.79	47%	40%	69%
Tesserent	Thales Group	6/13/23	$0.13	$0.05	$0.05	$0.05	165%	145%	150%
eMagin	Samsung Electronics	5/17/23	$2.08	$1.89	$1.85	$2.19	10%	12%	-5%
Reevo	Nebula Aurea BidCo	5/16/23	$17.60	$14.57	$14.00	$13.60	21%	26%	29%
Rovio Entertainment	Sega Sammy Holdings	4/17/23	$10.11	$8.50	$8.35	$8.76	19%	21%	15%
Nordic Lights	Methode Electronics	2/28/23	$6.73	$5.65	$5.38	$5.25	19%	25%	28%
Nixu	DNV	2/16/23	$13.89	$8.35	$8.17	$7.70	66%	70%	80%
Resonant	Murata Manufacturing	2/14/23	$4.50	$1.24	$1.39	$1.54	263%	224%	192%
Boa Vista SCPC	Equifax	2/9/23	$1.87	$1.00	$0.85	$0.96	88%	121%	95%
Sleep Cycle	Velvet Cichlid	12/19/22	$42.50	$31.80	$31.10	$31.85	34%	37%	33%
Apollo Endosurgery	Boston Scientific	11/29/22	$10.00	$6.00	$5.96	$6.27	67%	68%	59%
Adveritas	Integral Ad Science	11/24/22	$0.11	$0.08	$0.08	$0.09	39%	45%	22%
AGS	Inspired Entertainment	8/12/22	$10.00	$6.00	$5.04	$5.03	67%	98%	99%
CS-Group	Sopra Steria	7/28/22	$12.29	$6.84	$7.01	$7.50	80%	75%	64%
Sygnity	Total Specific Solutions	5/16/22	$12.00	$9.56	$9.60	$11.85	26%	25%	1%
Instabank	Lunar	3/28/22	$3.75	$2.40	$2.41	$2.40	56%	56%	56%
Umanis	CGI Group	3/11/22	$17.15	$11.75	$11.90	$14.00	46%	44%	23%
Sezzle	Zip Co Limited	2/27/22	$2.17	$1.78	$1.78	$2.34	22%	22%	-7%

						Average Premium	59%	61%	62%
						Median Premium	49%	46%	50%
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph in the section “Discounted Cash Flow Analysis (DCF)” on page 20 in its entirety with the following:
The projected unlevered free cash flows and terminal values were discounted using a rate of 26.4%, which reflected the risk-adjusted weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The negative unlevered free cash flows based on the Projections result in a range of negative present enterprise values. The resulting range of present enterprise values was adjusted by the Company’s current cash, cash equivalents and short-term investments of $33.4 million to arrive at a range of present equity values. TeleHill conducted a sensitivity analysis using a range of discount rates and terminal values to calculate a range of per share values of $1.37 to $1.55 from the DCF based on fully diluted shares outstanding of 19.8 million.
The summary table provided below is derived from BSQR’s 2024-2028 forecast with BSQR management’s approved estimates for depreciation and amortization, capital expenditures and changes in working capital.
Discounted Cash Flow:
($ in millions)	Projected Fiscal Year Ending December 31,
	2024P	2025P	2026P	2027P	2028P
Total Revenue	$26.8	$23.2	$20.2	$17.6	$15.4
% Growth	-13.7%	-13.2%	-13.0%	-12.7%	-12.4%
EBITDA	($0.2)	($0.8)	($1.2)	($1.7)	($2.0)
% Margin	-0.7%	-3.6%	-6.1%	-9.5%	-13.0%
% Growth	NM	NM	NM	NM	NM
Less: CapEx	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Less: Taxes (35.0% Rate)	—	—	—	—	—
Less: Changes in Working Capital	0.6	0.6	0.6	0.6	0.6
Unlevered Free Cash Flow (Debt Free)	$0.3	($0.3)	($0.7)	($1.2)	($1.5)
Period to Discount	1.00	2.00	3.00	4.00	5.00
Discount Factor @ 26.4%	0.79	0.63	0.50	0.39	0.31
Present Value of Free Cash Flow (Debt Free)	$0.2	($0.2)	($0.4)	($0.5)	($0.5)

Present Value of Period Cash Flow	($1.3)
Present Value of Terminal Value	(2.3)
Implied Enterprise Value	($3.6)
Implied Enterprise Value Range	($3.7)	($6.2)	—	($2.5)
Cash, Cash Equivalents, and ST Investments	$33.4	$33.4	—	$33.4
Equity Value	$29.7	$27.2	—	$30.8
The Terminal Value for the DCF Analysis was calculated using the assumptions in the table below:
Terminal Value Assumptions
2028P FCF	($1.5)
Terminal Growth Rate	5.0%
Terminal Value	($7.4)
Discount Period	5.00
Discount Factor @ 26.4%	0.31
Present Value of Terminal Value	($2.3)

As illustrated in the table below, TeleHill calculated the discount rate for its DCF Analysis using the 10-Year Treasury Rate as a proxy for the risk-free rate of return, BSQR’s Beta and an 8% expected market premium above the risk-free rate of return. TeleHill further applied a 75% risk premium given BSQR’s smaller size, lack of share trading liquidity, dependence on one key supplier, and poor operating performance metrics. Note that with negative unlevered free cash flow throughout the period, the higher discount rate resulting from the application of this risk premium reduces the negative enterprise value derived.
Discount Rate
10-Year Treasury	4.68%
Beta	1.31x
Market Premium	8.0%
Discount Rate	15.2%
Risk Premium	75%
Adjusted Discount Rate	26.4%
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section “Liquidation Analysis” on pages 20-21 in its entirety with the following:
Liquidation Analysis. TeleHill calculated the value of BSQR assuming a winding down of the business on December 31, 2023. The analysis reflects BSQR management’s estimated liquidated value of assets less liabilities and administrative costs, including employee severance, lease terminations and customer contractual obligations, and TeleHill’s estimate for the potential value of the Company’s net operating losses and public company entity. The Liquidation Analysis indicated a range of $1.51 to $1.66 per share based on fully diluted shares outstanding of 19.8 million. Details of this analysis including key assumptions are provided below.
Liquidation Analysis:
(in thousands)	30-Jun 2023	Estimated Recovery Value
Current assets:
Cash and CE	$13,313	$13,313
Restricted cash	221	221
Short-term investments	19,831	19,831
Accounts receivable	4,338	4,338
Prepaid expenses and other current assets	544	0
Contract assets	262	505
Total current assets	$38,509	$38,208
Property and equipment, net of depreciation	$659	69
Deferred tax assets	0	0
Right-of-use lease assets, net	1,170	650
Other non-current assets	24	24
Total assets	$40,362	$38,951
Current liabilites:
Third-party software fees payable	$3,616	$3,616
Accounts payable	247	247
Accrued compensation	406	406
Other accrued expenses	183	183
Deferred revenue	126	0
Operating leases	373	373
Total current liabilities	$4,951	$4,825
Deferred revenue, long-term	0	0
Operating leases, long-term	908	908
Total liabilities	$5,859	$5,733
Asset Recovery Value Less Liabilities	$34,503	$33,218
Professional Services for Liquidation		(750)
Other Severance and Operational Shutdown Costs		(1,700)
Sale of NOLs and Public Entity Shell		700
Management's Estimated Liquidation Value		$31,468

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 21 in its entirety with the following:
TeleHill was engaged as financial advisor to the Company in connection with a potential strategic transaction involving the Company. Under the terms of its engagement, TeleHill provided the Company with financial advisory services and the Board with an opinion regarding fairness from a financial point of view, described under the section entitled “— Opinion of BSQR’s Financial Advisor” and attached as Annex I, in connection with the offer and the Transactions, and the Company paid TeleHill a fairness opinion fee of $175,000 upon delivery of its opinion. The Company will also pay TeleHill the Transaction Fee, against which the Retainer Fees will be credited. The Company also agreed to reimburse TeleHill for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify TeleHill against certain liabilities arising out of its engagement. The fee structure of TeleHill’s engagement letter is customary for investment banks and transactions of this type and the Board does not believe that the contingent nature of the Transaction Fee created a conflict of interest that interfered with TeleHill’s services or the delivery of its Opinion.

ITEM 8.	ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the section titled “Legal Proceedings” in its entirety as follows:
Legal Proceedings
On November 1, 2023, plaintiff Sal Carbone, a purported shareholder of the Company, filed the Carbone Complaint, which challenges statements in the Schedule 14D-9 and asserts claims under §§ 14(e), 14(d) and 20(a) of the Exchange Act. On November 7, 2023, plaintiff William Johnson, a purported shareholder of the Company, filed the Johnson Complaint, which challenges statements in the Schedule 14D-9 and asserts they give rise to a single claim for breach of fiduciary duty. The Complaints seek fees, costs, and an injunction of the Transaction, but they do not assert a specific monetary demand. The Company has also received several Letters from purported shareholders challenging various disclosures in the Schedule 14D-9.
The Company believes that the Claims lack merit and that no supplemental disclosure is required or necessary under applicable laws. While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with applicable law, to moot certain of the Claims, and to avoid nuisance, potential expense and delay, the Company has voluntarily amended and supplemented the Schedule 14D-9 by filing this Amendment No. 1. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. The Company denies that it has violated any laws or breached any duties to the Company’s shareholders, and it believes that the additional information in this Amendment No. 1 is immaterial.
Additional complaints may be filed against BSQR, the Board, Kontron and/or Merger Sub in connection with the Transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional demands or complaints are filed or submitted, absent new or different allegations that are material, the Company, Parent and/or Merger Sub will not necessarily announce such additional demands or complaints.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2023
BSQUARE CORPORATION

By:	/s/ Cheryl A. Wynne
Name:	Cheryl A. Wynne
Title:	Chief Financial Officer